Exhibit 99.1

Ozon Provides Further Update On Its $750 Million Senior Unsecured Convertible Bonds Due 2026

August 23, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), operator of the leading Russian e-commerce platform, notifies of a potential event of default on its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”), issued by the group’s Cypriot holding company, Ozon Holdings PLC.

As previously disclosed, the Company and an ad hoc group of holders of the Bonds (the “Ad Hoc Group”) and their advisors have entered into negotiations in order to reach agreement on a consensual restructuring of its financial indebtedness under the Bonds. Those negotiations are in the final stage and the Company expects to be in a position to implement a restructuring of the Bonds within the current financial year.

In view of the above and in the interest of all its stakeholders, the Company consequently will be at this point deferring the coupon payment due on August 24, 2022 under the terms of the Bonds. According to the T&C of the Bonds, failure to make coupon payments due on the Bonds constitutes a Potential Event of Default which upon lapse of 14 calendar days (i.e., on September 8, 2022) will become an “Event of Default”.

For additional information regarding Bonds and status of our discussions with the Ad Hoc Group, please refer to the Company’s press-releases dated March 11, 2022, May 30, 2022 and June 1, 2022. The Company plans to continue to operate as usual and appreciates the continued support of its stakeholders and counterparties in these uncertain times.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This communication does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”) concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes information as of February 28, May 31 and June 30, 2022 that has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021 filed with the SEC on May 2, 2022 and the Company’s other disclosures filed or furnished with the SEC.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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